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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.(Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date: October 20, 2005

* Print the name and title of the signing officer under his signature.

Royal Standard lists on Frankfurt Stock Exchange

Royal Standard Minerals Inc (TSX-V:RSM) Shares Issued 55,924,018 Last Close 8/16/2005 $0.64 Wednesday August 17 2005 - News Release

Mr. Roland Larsen reports

ROYAL STANDARD MINERALS LISTED ON THE FRANKFURT STOCK EXCHANGE

Royal Standard Minerals Inc.'s common stock has listed for trading on the Frankfurt Stock Exchange under the symbol R2H, effective Friday, Aug. 12, 2005. As a secondary listing in Germany, the shares were also listed on the more retail-investor-based Berlin-Bremen Stock Exchange under the same ticker symbol by market maker Berliner Freiverkehr AG, effective Thursday, Aug. 11, 2005.

The listing on the Frankfurt Stock Exchange provides the company with increased exposure to worldwide capital markets and enables Europeans to trade the company's common stock in euros. The European investment community has expressed a special interest in Royal Standard Minerals' projects, and the company looks forward to widening its shareholder base in the region with a European promotion campaign starting in the near future.

The German brokerage firm of Rolf Brauburger Kursmakler GmbH, based in Frankfurt/Main, sponsored the listing and will be the market maker. The company's international ISIN number is CA7809191066 and the German security code is WKN A0BLUE.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per exchange Policy 3.3 Section 6.5.

© 2005 Canjex Publishing Ltd.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information

Please call Roland Larsen, Qualified Person (NI-43-101) @ (804) 580-8107 or FAX @ (804) 580-4132

Visit our website at Royal-Standard.com